                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               LORAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          LOCKHEED MARTIN CORPORATION
                          LAC ACQUISITION CORPORATION
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $0.25
                         (Title of class of securities)

                                  543859 10 2
                     (CUSIP number of class of securities)

                             FRANK H. MENAKER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                              6801 ROCKLEDGE DRIVE
                            BETHESDA, MARYLAND 20817
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                with a copy to:

                            PETER ALLAN ATKINS, ESQ.
                               LOU R. KLING, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

--------------------------------------------------------------------------------
  Transaction valuation*: $6,999,585,294  Amount of filing fee**: $1,399,917
--------------------------------------------------------------------------------

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $0.25 per share, of Loral Corporation at $38.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by LAC Acquisition Corporation for such shares.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount Previously Paid:    Not applicable. Filing Party: Not applicable.
      Form or Registration No.:  Not applicable.  Dated Filed: Not applicable.

                               Page 1 of 9 pages
                      Exhibit Index is located on page 9.

CUSIP No. 54389 10 2                 14D-1

      1. NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lockheed Martin Corporation (52-1893632)
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         [_] (a)_____________________________________________________________
         [_] (b)______________________________________________________________
-------------------------------------------------------------------------------
      3. SEC USE ONLY_________________________________________________________
-------------------------------------------------------------------------------
      4. SOURCES OF FUNDS   BK,00
-------------------------------------------------------------------------------
      5. [_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(e) OR 2(f)
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION   MARYLAND
-------------------------------------------------------------------------------
      7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                Not applicable.
-------------------------------------------------------------------------------
      8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
-------------------------------------------------------------------------------
      9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)____________________
-------------------------------------------------------------------------------
     10. TYPE OF REPORTING PERSON   HC

CUSIP No. 54389 10 2                 14D-1

      1. NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LAC ACQUISITION CORPORATION 13-3866371
-------------------------------------------------------------------------------
      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         [_] (a)_____________________________________________________________
         [_] (b)______________________________________________________________
-------------------------------------------------------------------------------
      3. SEC USE ONLY_________________________________________________________
-------------------------------------------------------------------------------
      4. SOURCES OF FUNDS   AF
-------------------------------------------------------------------------------
      5. [_] CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(e) OR 2(f)
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION   NEW YORK
-------------------------------------------------------------------------------
      7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   Not
         applicable.
-------------------------------------------------------------------------------
      8. [_] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES
-------------------------------------------------------------------------------
      9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)____________________
-------------------------------------------------------------------------------
     10. TYPE OF REPORTING PERSON   CO

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Loral Corporation, a New York corporation. The address of the Company's principal executive offices is 600 Third Avenue, New York, New York 10016.

  (b) This Statement on Schedule 14D-1 relates to the offer by LAC Acquisition Corporation (the "Purchaser"), a New York corporation and a wholly owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), to purchase all outstanding shares of common stock (the "Common Stock"), par value $0.25 per share, of Loral Corporation, a New York corporation (the "Company"), and the associated preferred stock purchase rights (the "Rights"; and together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1996, and in the related Letter of Transmittal (which together constitute the "Offer"), at a purchase price of $38.00 per share, net to the seller in cash. Parent was incorporated in Maryland in 1994 and the Purchaser was incorporated in New York in 1995. At December 31, 1995, 173,068,379 Shares of the Common Stock were outstanding and 11,131,234 Shares were issuable prior to Expiration Date. The information set forth in the Introduction of the Offer to Purchase annexed hereto as Exhibit (a) (1) is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

  (e) and (f) During the last five years, neither the Purchaser, Parent, nor any persons controlling the Purchaser, nor, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; the Merger Agreement; the Spin-Off; the Rights Agreement") and
Section 11 ("Purpose of the Offer, the Merger and the Spin-Off; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 9 ("Source and Amounts of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in the Introduction and Sections 10 ("Background of the Offer; the Merger Agreement; the Spin-Off; the Rights Agreement") and 11 ("Purpose of the Offer, the Merger and the Spin-Off; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 12 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule II thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Sections 8 ("Certain Information Concerning the Purchaser and Parent"), 10 ("Background of the Offer; the Merger Agreement; the Spin-Off; the Rights Agreement") and 11 ("Purpose of the Offer, the Merger and the Spin-Off; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 10 ("Background of the Offer; the Merger Agreement; the Spin-Off; the Rights Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in the Introduction and Sections 11 ("Purpose of the Offer, the Merger and the Spin-Off; Plans for the Company") and 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Sections 12 ("Effect of the Offer on the Market for Shares; Stock Exchange Listing; Registration under the Exchange Act") and 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a) (1) Offer to Purchase, dated January 12, 1996.
     (2) Letter of Transmittal.
     (3) Notice of Guaranteed Delivery.

     (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (7) Text of Press Release dated January 8, 1996.
     (8) Form of Summary Advertisement dated January 11, 1996.
 (b) (1) Commitment Letter between Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc. and Lockheed Martin Corporation dated January 5, 1996.
     (2) Commitment Letter between BA Securities Inc., Bank of America National Trust and Savings Association and Lockheed Martin Corporation dated January 5, 1996.
     (3) Commitment Letter between Citicorp Securities Inc. and Lockheed Martin Corporation dated January 5, 1996.
     (4) "Highly Confident" letter between J.P. Morgan Securities Inc. and Lockheed Martin Corporation dated January 7, 1996.
 (c) (1) Confidentiality and Standstill Agreement dated December 4, 1995 between Lockheed Martin Corporation and Loral Corporation.
     (2) Agreement and Plan of Merger, dated as of January 7, 1996, by and among Loral Corporation, Lockheed Martin Corporation and LAC Acquisition Corporation.
     (3) Restructuring, Financing and Distribution Agreement, dated as of January 7, 1996, by and among Loral Corporation, Loral Aerospace Holdings, Inc., Loral Aerospace Corp., Loral General Partner Inc., Loral Globalstar, L.P., Loral Globalstar Limited, Loral Telecommunications Acquisition, Inc. (to be renamed "Loral Space & Communications Ltd." and Lockheed Martin Corporation.
     (4) Form of Stockholders Agreement, to be entered into following the date hereof, by and among Loral Corporation and Loral Space & Communications Corporation.
     (5) Form of Tax Sharing Agreement, to be entered into following the date hereof, by and among Loral Corporation, Loral Telecommunications Acquisition, Inc., Lockheed Martin Corporation and LAC Acquisition Corporation.
     (6) Form of Employment Protection Agreement of Loral Corporation.
     (7) Employment Protection Plan of Loral Corporation.
     (8) Supplemental Severance Program of Loral Corporation.
     (9) Supplemental Bonus Program of Loral Corporation.
    (10) Supplemental Executive Retirement Plan of Loral Corporation.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January   , 1996                   LOCKHEED MARTIN CORPORATION

                                          By:__________________________________
                                            Name:
                                            Title:

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January   , 1996                   LAC ACQUISITION CORPORATION

                                          By:__________________________________
                                            Name:
                                            Title:

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
 (a) (1) Offer to Purchase, dated January 12, 1996.
     (2) Letter of Transmittal.
     (3) Notice of Guaranteed Delivery.
     (4) Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
     (5) Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Other Nominees.
     (6) Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
     (7) Text of Press Release dated January 8, 1996.
     (8) Form of Summary Advertisement dated January 11, 1996.
 (b) (1) Commitment Letter between Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc. and Lockheed
         Martin Corporation dated January 5, 1996.
     (2) Commitment Letter between BA Securities Inc., Bank of
         America National Trust and Savings Association and
         Lockheed Martin Corporation dated January 5, 1996.
     (3) Commitment Letter between Citicorp Securities Inc. and
         Lockheed Martin Corporation dated January 5, 1996.
     (4) "Highly Confident" letter between J.P. Morgan
         Securities Inc. and Lockheed Martin Corporation dated
         January 7, 1996.
 (c) (1) Confidentiality and Standstill Agreement dated December
         4, 1995 between Lockheed Martin Corporation and Loral
         Corporation.
     (2) Agreement and Plan of Merger, dated as of January 7,
         1996, by and among Loral Corporation, Lockheed Martin
         Corporation and LAC Acquisition Corporation.
     (3) Restructuring, Financing and Distribution Agreement,
         dated as of January 7, 1996, by and among Loral
         Corporation, Loral Aerospace Holdings, Inc., Loral
         Aerospace Corp., Loral General Partner Inc., Loral
         Globalstar, L.P., Loral Globalstar Limited, Loral
         Telecommunications Acquisition, Inc. (to be renamed
         "Loral Space & Communications Ltd." and Lockheed Martin
         Corporation.
     (4) Form of Stockholders Agreement, to be entered into
         following the date hereof, by and among Loral
         Corporation and Loral Space & Communications
         Corporation.
     (5) Form of Tax Sharing Agreement, to be entered into
         following the date hereof by and among Loral
         Corporation, Loral Telecommunications Acquisition,
         Inc., Lockheed Martin Corporation and LAC Acquisition
         Corporation.
     (6) Form of Employment Protection Agreement of Loral
         Corporation.
     (7) Employment Protection Plan of Loral Corporation.
     (8) Supplemental Severance Program of Loral Corporation.
     (9) Supplemental Bonus Program of Loral Corporation.
    (10) Supplemental Executive Retirement Plan of Loral
         Corporation.
 (d)     Not applicable.
 (e)     Not applicable.
 (f)     None.